Exhibit 99.1

Northgate Minerals Corporation

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

The following briefly describes the matters voted upon and the outcome of the votes at the special meeting of shareholders of Northgate Minerals Corporation (the “Corporation”) held on October 24, 2011 in Toronto, Ontario:

Item Voted Upon	Outcome of Vote	Voting Results
		Votes For	Votes Against
Special resolution set out as Appendix A-1 to the Management Information Circular of the Corporation dated September 21, 2011 approving an arrangement under section 288 of the Business Corporations Act (British Columbia) among the Corporation and AuRico Gold Inc.	Passed as a special resolution	183,825,294 (98.69%)	2,445,337 (1.31%)

Ordinary resolution set out as Appendix A-2 to the Management Information Circular of the Corporation dated September 21, 2011 approving amendments to the 2007 Share Option Plan of the Corporation	Passed as an ordinary resolution	115,428,841 (61.97%)	70,841,789 (38.03%)

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Dated October 25, 2011

NORTHGATE MINERALS CORPORATION

By:	“Matthew J. Howorth”
Matthew J. Howorth Vice President, General Counsel and Corporate Secretary